

OFFERING MEMORANDUM

facilitated by



C.GK ON NEWBURY L.L.C

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	C.GK ON NEWBURY L.L.C
State of Organization	MA
Date of Formation	01/10/2020
Entity Type	Limited Liability Company
Street Address	266 Newbury St, Boston MA, 02116
Website Address	www.crazygoodkitchen.com

(B) Directors and Officers of the Company

Key Person		Jose De Souza
Position with the Company		
	Title	CEO
	First Year	2016
Other business experience (last three years)		**CEO**

Key Person		Selma De Souza
Position with the Company		
	Title	Owner
	First Year	2020
Other business experience (last three years)		**Owner and CoFounder** (*C.G.K. on Newbury*) — Founded 2020

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jose De Souza	20%
Selma De Souza	80%

(D) The Company's Business and Business Plan

The Team

Tony DeSouza , Chef and Owner

Tony DeSouza is the head chef and owner of Crazy Good Kitchen. He loves being a part of Malden's Community. He wants Crazy Good Kitchens' second location on Newbury Street to become a neighborhood mainstay where everyone is welcome. He firmly stands behind Crazy Good Kitchens mission: to not just sell food, but sell an experience.

Selma DeSouza, Chef and Owner

Selma focuses on administrative and financial tasks. She runs Crazy Good Kitchen with her husband Tony.

Pillar Desouza, Creative director

Pillar DeSouza is the creative director of Crazy Good Kitchen and daughter of the founders, Tony and Selma DeSouza. Their work relationship began in 2016 while she was working on other creative projects for them which then extended to Crazy Good Kitchen. She works closely with her father to develop marketing strategies and branding ideas to promote Crazy Good Kitchen. I help develop the menu layout as well as manage the restaurants social media.

Bernardo Miranda, General Manager

Bernardo is a chef at Crazy Good Kitchen. He helps Tony and Pillar design the menu, partner with vendors, and create burger concepts that align with their philosophy, i.e. crazy, messy (but delicious) burgers. Bernardo chooses the best buts of meat to grind their burgers while also making sure the continue to support local farmers and the local community by acquiring the best possible products, which in turn renders the best burgers and shakes.

Arthur Desouza, Executive Chef

Arthur Desouza is an executive chef that works in the kitchen along with Tony and Bernardo, cooking CGK's delicious food.

Luciana Scaramozza, CFO

Luciana is the CFO of Crazy Good Kitchen and the owner of Reis Consulting, LLC, a financial advisory practice. She is a Certified Financial Planner™ specializing in financial planning, business strategy, and tax planning for small businesses and individuals. Luciana holds a bachelor of science in corporate finance and accounting, and a master of science in financial planning and taxation - both from Bentley University. She is passionate about helping her clients live an organized and stress-free life around money, so they can feel confident and secure in using their money towards building the life they love or building successful and profitable businesses that support their personal goals.

Since 2019, she has donated her time and expertise as a member of the board of directors for The Center for Hope and Healing in Lowell, MA—a nonprofit dedicated to eliminating sexual violence. She also volunteers at soup kitchens and helps with fundraisers in support of various causes she cares about. She enjoys hiking, camping, travel, and being with friends and family.

Business Overview

Specializing in delicious Brazilian-inspired milkshakes and mouthwatering burgers, Crazy Good Kitchen has been operating in a Malden Diner spot for the past four years to widespread acclaim. The family-owned and operated business is quickly expanding as they seek to soon deliver their "Crazy Good" meals to the people of urban Boston.

Overview

By investing in Crazy Good Kitchen, you will support a business that serves the highest quality of food ranging from burgers, chicken sandwiches, milkshakes, and açaí smoothies.

Investment Opportunity

We are looking for investors to help expand our company, building out a second location on Newbury Street in the Back Bay neighborhood of Boston. At this location, we will benefit by increasing our supply to accommodate increased demand, add more items to the menu, acquire a liquor license, and be part of a broader, more diverse community.

Considering all of our limitations in Malden diner; size, storage space, no liquor license, etc, we are still able to generate $500k in annual revenue. Using that as a base model, we've projected sales at our Newbury Street expansion to be three times that of Malden, i.e., about $1.5mm a year, as reflected in our pro forma.

- Room for about 100 seats in Newbury location; compared to 20 in Malden

- Square footage of 2,000sq ft at Newbury Location; compared to 200 at Malden

Offerings

Quality burgers, chicken sandwiches, milkshakes, breakfast, and açaí smoothies in the Boston area.

Crazy Good Kitchen's first location is a successful diner and eatery in Malden, Massachusetts. It is one of the states most historic diners, opening in 1930. We have been operating successfully for over four years now.

We have a unique partnership with local farm distributors and vendors who supply us with organic grass-fed meat, which we grind in-house, along with dairy products that we use to make the milkshakes. In addition, our smash burger UK style concept is unique to our region. We've already identified a loyal customer base in the Malden and Everett area through our marketing, social media following, and reputation for having amazing comfort food. SERVING BURGERS, SHAKES & FROZEN TREATS THAT TASTE, SO CRAZY GOOD!

Why You Should Invest

Experienced Founders - Our founders, Tony DeSouza and Selma Da Silva, have spent eleven years in the milkshake industry. They have recently expanded their menu to include one of a kind burger recipes that embody a messy, crazy-like UK style burger full of flavor in our homemade mayo sauce recipes.

- Prime location sourced in entertainment district of Back bay, Boston, MA; one of the (if not the) most visited areas in all of New England;

- Partnership opportunities with other local vendors drive increased demand;

- Increasing demand for grass-fed and organic meat;

- Projected revenue of over $1.5 million in first year of operations;

- Revenue structure drives high margins due to low cost of sales;

Competitive Advantage - We are the only burger diner in the area that serves grass-fed, in-house ground beef patties with crazy delicious milkshakes that are trending in places like New York City and Los Angeles.

Key Performance Indicators - Newbury Street

- Average Monthly Revenue: $125,000.00

- Average Ticket Size: $40.00

- Profit Margin: 40%

- Sales per Square Foot: $600.00

- Sales per Employee: $400.00

From the Founder

"We are very excited for you to be a part of Crazy Good Kitchen's next chapter. We love being a part of communities in the Greater Boston area. We plan to become a neighborhood mainstay in our second location where everyone is welcome."

— Tony & Selma Souza

Our Story

Before emigrating to the United States our founder, Tony Souza, was a butcher in Brazil for many years. There he acquired his knowledge about various cuts of meat which he then sold to his local community. Tony and his wife, Selma Souza, have always worked side by side in their entrepreneur adventures. When they moved to the US, they worked a few years as managers of

an international English school, Target International Student Center Inc. (https://www.tisc.edu/). Tony and Selma loved running the school, but missed the creative aspect of cooking and making delicious food, so they decided to return to doing what they loved most. Their eldest daughter ventured into the business world and opened up a "I Love Milkshake Shop" in Everett, Massachusetts in 2013. Given their vast knowledge of the food industry, Tony and Selma helped her in running the shop. After five busy years, Tony and Selma decided to open Crazy Good Kitchen in 2016 to combine their experience with meats and ice cream. They focused on selling American classic burgers and shakes with some modern twists. Today, Crazy Good Kitchen is a full-family affair! The wife and husband duo run the front and back of house, their son-in-law designs and executes the menu, and their children work on marketing and branding.

In the press

- Boston Restaurants-https://bostonrestaurants.blogspot.com/2020/01/gkc-on-newbury-plans-to-open-in-former.html

- BostonGlobe-https://www.bostonglobe.com/metro/regionals/north/2014/03/02/milkshakes-with-brazilian-twist-offered-everett/Z5fCN7HjovohtaipBmycgM/story.html

- Boston Restaurant Talk-https://bostonrestaurants.blogspot.com/2017/09/crazy-good-kitchen-opens-in-malden.html?m=0

- Boston Eater- https://boston.eater.com/2017/9/20/16338914/crazy-good-kitchen-malden

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 7 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$8,000
Offering Deadline	January 15, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Buildout	$4,520	$200,000
Equipment	$1,000	$100,000
Furniture	$2,000	$76,000
Mainvest Compensation	$480	$24,000
TOTAL	$8,000	$400,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 10.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.99%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 10.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$8,000	0.2%
$106,000	2.7%
$204,000	5.1%
$302,000	7.6%
$400,000	10.0%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jose De Souza	20%
Selma De Souza	80%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

C.G.K. on Newbury, LLC was established in January of 2020 and is not yet generating revenue. Although, while C.G.K. on Newbury, LLC is not yet open for business, the owners' original location, Crazy Good Kitchen, has been operating in Malden since October, 2016 and has since achieved several milestones. In 2018, CGK had $262,753 in revenue. In 2019, CGK had revenue of $487,000. Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

C.G.K. on Newbury Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$1,800,000	$2,500,000	$3,750,000	$4,550,000
Cost of goods sold	$282,382	$338,858	$470,637	$705,955	$856,559
Gross profit	**$1,217,618**	**$1,461,142**	**$2,029,363**	**$3,044,045**	**$3,693,441**
OpEx					
Advertising	$960	$1,152	$1,600	$2,400	$2,912
Auto & Truck	$3,000	$3,000	$3,000	$3,000	$3,000
Bank Charges	$60	$72	$100	$150	$182
Business Licenses	$1,800	$1,845	$1,891	$1,938	$1,987
Computer and Internet	$1,620	$1,944	$2,700	$4,050	$4,914
Insurance	$6,000	$6,150	$6,304	$6,461	$6,623
Merchant acct	$10,680	$12,816	$17,800	$26,700	$32,396
Office Supplies	$3,600	$4,320	$6,000	$9,000	$10,920
Pest Control	$600	$720	$1,000	$1,500	$1,820
Postage	$120	$123	$126	$129	$132
Professional	$1,800	$2,160	$3,000	$4,500	$5,460
Quality Control	$480	$576	$800	$1,200	$1,456
Rent Expense	$21,600	$22,140	$22,694	$23,261	$23,842
Repairs	$2,400	$2,880	$4,000	$6,000	$7,280
State Fees	$520	$624	$867	$1,300	$1,577
Tax Expenses	$456	$547	$760	$1,140	$1,383
Utilities	$12,000	$14,400	$20,000	$30,000	$36,400
Waste Management	$3,528	$4,234	$5,880	$8,820	$10,702
Total	**$71,224**	**$79,703**	**$98,521**	**$131,550**	**$152,987**
Operating Profit	**$1,146,394**	**$1,381,439**	**$1,930,842**	**$2,912,495**	**$3,540,455**

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V